Exhibit 21.1

Diamondback Energy, Inc.
Subsidiaries of Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Diamondback E&P LLC	Delaware
Diamondback O&G LLC	Delaware
Energen Corporation	Delaware
Energen Resources Corporation	Delaware
EGN Services, Inc.	Delaware
Rattler Midstream GP LLC	Delaware
Rattler Midstream Operating LLC	Delaware
Rattler Midstream LP	Delaware
Tall City Towers LLC	Delaware
Viper Energy Partners GP	Delaware
Viper Energy Partners LP	Delaware
Viper Energy Partners LLC	Delaware